SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Saratoga Investment Corp.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

80349A 109
(CUSIP Number)

Elizabeth Oberbeck 277 Park Avenue New York, New York 10172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages )

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 80349A 109		Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
ELIZABETH OBERBECK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
549,183

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
549,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
549,183 (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (See Item 5 below)

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 80349A 109		Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 27, 2014 and amended by Amendment No. 1 on April 2, 2019 (the “Schedule 13D”) with respect to shares of the common stock, par value $0.001 per share (“Common Stock”), of Saratoga Investment Corp., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 535 Madison Avenue, New York, NY 10022. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment No. 2.

This Amendment No. 2 is being filed by the Reporting Person to reflect a decrease in her beneficial ownership percentage as a result of the issuance by the Issuer of additional shares of Common Stock and as a result of a decrease in the number of shares of Common Stock beneficially owned by the Reporting Person. As set forth below, as a result of such issuances by the Issuer of additional shares of Common Stock and such decreases in the number of shares of Common Stock beneficially owned by the Reporting Person, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. Therefore, the filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person. Except as specifically set forth herein, the Schedule 13D, as so amended, remains unmodified.

Item 5.  Interest in Securities of the Issuer

Items 5(a) through 5(c) and Item 5(e) of the Schedule 13D are hereby amended and restated to read as follows:

(a)	As of the date of this filing on Schedule 13D/A, there are 11,181,863 shares of Common Stock outstanding, of which Elizabeth Oberbeck owns 549,183 shares representing 4.9% of the outstanding shares of Common Stock.

(b)	Elizabeth Oberbeck shares voting and dispositive power with respect to 549,183 shares of Common Stock with Christian L. Oberbeck.

(c)	Schedule A sets forth all transactions by the Reporting Person with respect to shares of Common Stock since the filing of Amendment No. 1 to the Reporting Person’s Schedule 13D on April 2, 2019.

(e)	As a result of the transactions described herein and the issuance by the Issuer of additional shares of Common Stock, on January 9, 2020, the Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

SCHEDULE 13D
CUSIP No. 80349A 109		Page 4 of 5 Pages

Schedule A

All transactions were sales of Shares effected in the open market.

Name	Date of Transaction	Amount of Securities	Price per Share
Elizabeth Oberbeck	January 9, 2020	51,220	$25.69	(1)
Elizabeth Oberbeck	January 8, 2020	17,422	$25.04	(2)
Elizabeth Oberbeck	January 7, 2020	2,016	$25.02	(3)
Elizabeth Oberbeck	January 6, 2020	3,901	$25.02	(4)
Elizabeth Oberbeck	January 2, 2020	441	25.03	(5)

(1)	The sales were executed in multiple transactions ranging from $25.27 to $25.95. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Person undertakes to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.
(2)	The sales were executed in multiple transactions ranging from $25.00 to $25.12. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Person undertakes to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.
(3)	The sales were executed in multiple transactions ranging from $25.00 to $25.04. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Person undertakes to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.
(4)	The sales were executed in multiple transactions ranging from $25.00 to $25.10. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Person undertakes to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.
(5)	The sales were executed in multiple transactions ranging from $25.00 to $25.04. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Person undertakes to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

Other than the foregoing transactions and those reported on previous filings, the Reporting Person has not purchased or sold any shares of Common Stock within the last 60 days.

SCHEDULE 13D
CUSIP No. 80349A 109		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated as of January 16, 2020

ELIZABETH OBERBECK

By:	/s/ Elizabeth Oberbeck
	Name:	Elizabeth Oberbeck